Transamerica Occidental                               VUL
Life Insurance Company                                Individual Life Insurance
Home Office: 1150 S. Olive Street
                  Los Angeles. CA

INSURED                             POLICY NUMBER
FACE AMOUNT                         ISSUE DATE

Transamerica Occidental Life Insurance Company will pay, while this policy is in force, the death benefit to the Beneficiary if the Insured dies prior to the Insured's age 95 or will pay the Net Cash Surrender Value of this policy to the Owner at the Insured's age 95, subject to the provisions of this policy.

Signed for the Company at Los Angeles, California, on the date of issue.

S/VICE PRESIDENT AND SECRETARY                       S/PRESIDENT

Right to Examine and Return Policy -- The Owner may, at any time within 10 days after receipt of this policy or within 10 days after we mail the Owner a Notice of Withdrawal Right or within 45 days after Part 1 of the application was signed, return the policy for cancellation to us or to the salesperson through whom it was purchased. The return of the policy will void it from the beginning and we will refund to the Owner any premiums paid plus or minus on amount that reflects any change due to investment experience of this policy in our Separate Account.

                    Flexible Premium Variable Life Insurance
                        Flexible Premiums Payable During
                            Life of Insured to Age 95

                        Death Benefit Payable at Death of
                             Insured Prior to Age 95
                       Net Cash Surrender Value Payable at
                                Insured's Age 95

                     Non-Participating - No Annual Dividends

NOTICE: This is a Variable Life Insurance Plan.

The duration of insurance coverage may be variable and depends upon the amount of the Net Cash Surrender Value. The amount of the death benefit depends upon the Death Benefit Option in effect at the Insured's death, as described on page 5.

The Policy Gross Value may increase or decrease on a daily basis depending upon the investment experience of this policy as described on page 10 of this policy.

                           READ YOUR POLICY CAREFULLY

This policy is a legal contract between you, the policy Owner, and Transamerica Occidental Life Insurance Company.

                                 POLICY SUMMARY

This is a flexible premium variable life insurance policy. You can, within limits:

 - make premium payments at any time and in any amount; - increase or decrease the face amount; - change the Death Benefit Option;
 - change the allocation of Net Premiums and deductions among your investment Divisions; and - transfer amounts among your investment Divisions.

All of these rights and benefits are subject to the terms and conditions of this policy. All requests for policy changes are subject to our approval and may require evidence of insurability.

Any Net Premiums received prior to the Allocation Date of the policy will receive the investment experience of the Money Market Division of our Separate Account (SA) as of the later of the Investment. Effective Date and the date the premium was received. The Allocation Date is the tenth day after the date we receive notification of the delivery of this policy from the salesperson through whom it was purchased. The Investment Effective Date is the later of the Policy Date shown in your policy data and the date your first premium is received in our Home Office.

On the Allocation Date, your Policy Gross Value `will be allocated to one or mare investment Divisions of our Separate Account as you chose on your application.

Your Policy Gross Value will vary up or down depending on the unit values of the investment Divisions you hove chosen. Unit values, in turn, depend on the investment experience of the corresponding portfolios of a designated investment company. There is no minimum guaranteed Policy Gross Value.

We will make Monthly Deductions from your Policy Gross Value to cover expenses and the cost of the benefits provided by this policy and the cost of any benefits provided by riders attached to this policy. If, during the first 15 policy years, you terminate this policy for its Net Cash Surrender Value, request a decrease in face amount, change from Death Benefit Option I to Option II without evidence of insurability or let the policy lapse, we will deduct a surrender charge from your Policy Gross Value.

From each premium paid, we will subtract a percentage of that premium for premium taxes. We will also subtract a sales charge from each premium paid.

You may transfer amounts among your investment Divisions as often as you wish, but we will charge $25 for each such transfer in excess of 4 per policy year. For partial withdrawals of Net Cash Surrender Value, we will deduct $25, or 2% of the amount withdrawn if less, from your Policy Gross Value.

This is only a brief description. The insurance is fully described in the various provisions of the policy.

                           GUIDE TO POLICY PROVISIONS

Annual Report
Application Copy
Beneficiary's Rights
Cash Surrender Value
Change of Death Benefit
Death Benefit Options
Definitions
Grace Period
Investment Divisions
Ownership and Beneficiary Provisions
Payment of Death Benefit
Policy Data
Policy Gross Value
Policy Loans
Policy Summary
Premiums
Reinstatement of Lapsed Policy
Riders
Separate Account (SA)
Settlement Provisions
Surrender Charges
Table of Guarantee Maximum Monthly Mortality Deduction Rates

                                   POLICY DATA

                                                              POLICY DATE

MATURITY DATE                                        AGE OF INSURED
INSURED                                              POLICY NUMBER
FACE AMOUNT                                          ISSUE DATE
DEATH BENEFIT OPTION
OWNER                                                CLASS OF RISK


THE CHARGE FOR ANY ADDITIONAL BENEFITS WHICH ARE PROVIDED BY RIDER IS SHOWN BELOW, ONLY A BRIEF DESCRIPTION IS GIVEN. THE COMPLETE PROVISIONS ARE INCLUDED IN THE RIDER.

RIDER NUMBER      SCHEDULE OF ADDITIONAL BENEFITS    MONTHLY
NUMBER                                                                DEDUCTION
-------------------------------------------------------------------------------
                                            None

MINIMUM INITIAL PREMIUM: $
FIRST YEAR BILLED PREMIUM: $
PLANNED PERIODIC PREMIUMS: $        ANNUALLY FOR YEARS TWO AND LATER

THIS POLICY PROVIDES LIFE INSURANCE COVERAGE ON THE INSURED UNTIL THE MATURITY DATE, WHICH IS THE POLICY ANNIVERSARY NEAREST THE INSURED'S 95TH BIRTHDAY, PROVIDED THE NET CASH SURRENDER VALUE OF THE POLICY IS SUFFICIENT TO COVER THE DEDUCTIONS FOR THE COST TO THAT DATE OF THE BENEFITS OF THIS POLICY AND OF ANY RIDERS ATTACHED TO THIS POLICY. YOU MAY HAVE TO PAY MORE THAN THE PREMIUMS SHOWN ABOVE TO KEEP THIS POLICY AND COVERAGE IN FORCE, AND TO KEEP ANY ADDITIONAL BENEFIT RIDERS IN FORCE.

STATE OF RESIDENCE OF INSURED:

                             DEDUCTIONS AND CHARGES

CHARGE FOR APPLICABLE PREMIUM TAXES (OTHER THAN TAXES DISCUSSED ON PAGE 11):

         [2.000%] OF EACH PREMIUM PAYMENT IS SUBTRACTED FROM EACH PREMIUM PAYMENT. WE RESERVE THE RIGHT TO CHANGE THIS PERCENTAGE TO CONFORM TO CHANGES IN THE LAW OR IF THE INSURED CHANGES RESIDENCE.

SALES CHARGE:

         [20%] OF THE FIRST [$X] AND 2% THEREAFTER OF THE FIRST YEAR PREMIUMS PAID, AND 2% OF EACH PREMIUM PAYMENT AFTER THE FIRST YEAR WILL BE SUBTRACTED FROM THE PREMIUM PAYMENTS.

MONTHLY EXPENSE DEDUCTION:

         DURING THE FIRST POLICY YEAR [$XX] WILL BE DEDUCTED MONTHLY FROM THE POLICY GROSS VALUE. THEREAFTER [$4.00] WILL BE DEDUCTED MONTHLY FROM THE POLICY GROSS VALUE. WE RESERVE THE RIGHT TO CHANGE THIS CHARGE BUT IT WILL NEVER BE MORE THAN $10 A MONTH AFTER THE FIRST POLICY YEAR. CHANGES WILL BE AS DESCRIBED IN "CHANGES IN POLICY COST FACTORS" ON PAGE 16.

FOR TRANSFERS:

         AFTER THE FIRST FOUR TRANSFERS AMONG YOUR INVESTMENT DIVISIONS IN A POLICY YEAR, WE WILL CHARGE $25 FOR EACH ADDITIONAL TRANSFER IN THAT POLICY YEAR. TRANSFERS MADE AT ONE TIME INVOLVING MORE THAN ONE INVESTMENT DIVISION WILL BE TREATED AS ONE TRANSFER.

FOR PARTIAL WITHDRAWAL OF NET CASH SURRENDER VALUE:

         [$25], OR 2% OF THE AMOUNT WITHDRAWN IF LESS, WILL BE DEDUCTED FROM THE POLICY GROSS VALUE WHENEVER THERE IS A PARTIAL WITHDRAWAL OF NET CASH SURRENDER VALUE.

SURRENDER CHARGES

FOR FULL SURRENDER OF YOUR POLICY, THE SURRENDER CHARGE IS AN AMOUNT EQUAL TO
(A) MINUS (B), TIMES (C), WHERE:

(A) IS EQUAL TO

10% OF THE FIRST $______ OF PREMIUM PAID IN THE FIRST POLICY YEAR, PLUS

7% OF PREMIUMS IN EXCESS OF $ ____ IN THE FIRST POLICY YEAR; PLUS

7% OF PREMIUMS PAID IN THE 2ND THROUGH 11TH POLICY YEARS;

(B) IS EQUAL TO

ANY PRO-RATA SURRENDER CHARGE PREVIOUSLY MADE UNDER THIS POLICY FOR A DECREASE IN FACE AMOUNT

(C) IS A FACTOR WHICH VARIES BY POLICY YEAR ACCORDING TO THE TABLE BELOW:

POLICY                                      POLICY
YEAR                       FACTOR           YEAR                       FACTOR
----                       ------           ----                       ------

1                          1.00                 9                          1.00
2                          1.00                 10                         1.00
3                          1.00                 11                         1.00
4                          1.00                 12                         0.80
5                          1.00                 13                         0.60
6                          1.00                 14                         0.40
7                          1.00                 15                         0.20
8                          1.00                 16 AND                     0.00
                                   THEREAFTER

THERE ARE NO SURRENDER CHARGES AFTER THE FIFTEENTH POLICY YEAR.

FOR DECREASES IN FACE AMOUNT:

IF YOU REQUEST A DECREASE IN FACE AMOUNT OR CHANGE FROM DEATH BENEFIT OPTION I TO OPTION II WITHOUT EVIDENCE OF INSURABILITY IN THE FIRST FIFTEEN YEARS, A PRO--RATA SHARE OF THE APPLICABLE SURRENDER CHARGE WILL BE DEDUCTED FROM THE POLICY GROSS VALUE.

FOR LAPSE:

WE WILL WITHDRAW ANY AMOUNT OF YOUR POLICY GROSS VALUE WHICH IS REMAINING AND APPLY IT TOWARD THE DEDUCTIONS OWED TO US, INCLUDING ANY APPLICABLE SURRENDER CHARGE AND ANY POLICY LOAN.

TABLE OF GUARANTEED MAXIMUM MONTHLY MORTALITY RATES PER $1 ,000.

                           POLICY                                      POLICY
POLICY YEAR       EXCLUDING         POLICY YEAR      EXCLUDING
BEGINNING                  RIDERS           BEGINNING                  RIDERS

NOV 01 1985                                          NOV 01 2021
NOV 01 1986                                          NOV 01 2022
NOV 01 1987                                          NOV 01 2023
NOV 01 1 988                                NOV 01 2024
NOV 01 1989                                          NOV 01 2025
NOV 01 1990                                          NOV 01 2026
NOV 01 1991                                          NOV 01 2027
NOV 01 1992                                          NOV 01 2028
NOV 01 1993                                          NOV 01 2029
NOV 01 1994                                          NOV 01 2030
NOV 01 1 995                                NOV 01 2031
NOV 01 1996                                          NOV 01 2032
NOV 01 1997                                          NOV 01 2033
NOV 01 1998                                          NOV 01 2034
NOV 01 1 999                                NOV 01 2035
NOV 01 2000                                          NOV 01 2036
NOV 01 2001                                          NOV 01 2037
NOV 01 2002                                          NOV 01 2038
NOV 01 2003                                          NOV 01 2039
NOV 01 2004                                          NOV 01 2040
NOV 01 2005                                          NOV 01 2041
NOV 01 2006                                          NOV 01 2042
NOV 01 2007                                          NOV 01 2043
NOV 01 2008                                          NOV 01 2044
NOV 01 2009                                          NOV 01 2045
NOV 01 2010                                          NOV 01 2046
NOV 01 2011                                          NOV 01 2047
NOV 01 2012                                          NOV 01 2048
NOV 01 2013                                          NOV 01 2049
NOV 01 2014
NOV 01 2015
NOV 01 2016
NOV 01 2017
NOV 01 2018
NOV 01 2019
NOV 01 2020

                                   DEFINITIONS

In this policy:

We, our or us means Transamerica Occidental Life Insurance Company.

You and your means the Owner of this policy.

Age means the Insured's age on his or her nearest birthday.

Attained Age is the age of the Insured on the last policy anniversary.

Beneficiary is the person entitled to receive the proceeds in the event of the Insured's death. The Policy Date shown in the policy data will be used to determine the monthly dates, policy anniversaries, and policy years.

Maturity Date means the policy anniversary nearest the Insured's age 95.
The Allocation Date is the tenth day after the date we receive notification of the delivery of this policy from the salesperson through whom it was purchased.

The Investment Effective Date is the later of the Policy Date shown in your policy data and the date your first premium is received in our Home Office.

Net Premium is the premium paid less the applicable premium tax and soles charge.

Our Separate Account is the Separate Account VL which was established under the lows of the state of California as on investment company registered with the Securities and Exchange Commission under the Investment Company Act of 1940. Assets are put into our Separate Account to support your policy and other variable contracts. Assets may be put into our Separate Account for other purposes1 but not to support contracts or policies other than variable contracts.

Each investment Division is a port of the Separate Account which invests exclusively in the shares of a corresponding portfolio of an investment company or companies. Our Separate Account presently consists of the following investment Divisions: the Common Stock Division, the Money Market Division, the Aggressive Stock Division and the Balanced Division.

The Policy Gross Value on a certain date is the sum of the amounts in the investment Divisions of our Separate Account under this policy and any loaned amounts in the loan portion of our General Account under this policy. The amount in an investment Division at any time is equal to the number of units in that Division under this policy multiplied by that Division's unit value on that date.

The Death Benefit Option is one of two ways you mo' select to structure the death benefit of the policy. You must select Option I or Option II on the application. At any time after the first policy year before the Insured's death, while this policy is in force, you may switch between Options subject to certain conditions and our approval.

Cash Surrender Value means the amount of your Policy Gross Value, less any applicable surrender charge.

Net Cash Surrender Value is the Cash Surrender Value of this policy less any policy loans. This is the maximum amount available on pal icy surrender.

A policy loan is indebtedness to us for loans secured by this policy.

Lapse means termination of the policy due to insufficient Net Cash Surrender Value.

The Net Amount at Risk is the difference between the death benefit and the Policy Gross Value at any time.

Reinstate means to restare coverage after the policy has lapsed. A rider is on attachment to the policy which provides additional benefits.

Any notice to be given under provisions of this policy will be sent to your lost known address and any assignee of record.

                      OWNERSHIP AND BENEFICIARY PROVISIONS

Owner - Before the Insured's death, only the Owner will be entitled to the rights granted by this policy. If the Owner is an individual and dies before the Insured, the rights of the Owner belong to the executor or administrator of the Owner's estate unless otherwise provided in this policy. If the Owner is a partnership, the rights belong to the partnership as it exists when a right is exercised.

Assignment of the Policy - We are not responsible for the adequacy of any assignment. However, when an assignment is filed with us and recorded by us at our Administrative Office, your rights and those of any revocable beneficiary will be subject to it.

Who Receives the Death Benefit - Any benefit payable because of the death of the Insured will be paid to the Beneficiary. Unless changed as provided in this policy, the Beneficiary will be as designated in the application. If the Beneficiary is a partnership, any benefits will be paid to the partnership as it existed at the time of the Insured's death.

Protection of the Death Benefit - To the extent permitted by law, no death benefit will be subject to the claims of any creditors of the Beneficiary or to any legal process against the Beneficiary.

If the Beneficiary Dies - The interest of any Beneficiary who dies before the Insured will terminate at the death of the Beneficiary. The interest of any Beneficiary who dies at the time of, or within 30 days after, the Insured's death will also terminate if no benefits have been paid to that beneficiary. If the interest of all designated Beneficiaries has terminated, any benefits payable will be paid to you. If you, the Owner, are not living at that time, any benefits payable will be paid to the executor or administrator of your estate.

How to Change a Beneficiary You may change the Beneficiary designation by filing a satisfactory written notice with us. A change of Beneficiary will not be effective until recorded by us at our Administrative Office.

When recorded, even if the Insured is not then living, the change will take effect on the date the notice was signed, except that any benefits paid before we record a change of Beneficiary will not be subject to the change. A Beneficiary designated irrevocably may not be changed without the written consent of that Beneficiary.

                          PAYMENT OF THE DEATH BENEFIT

Proof of Death - Any benefit payable because of the death of the Insured will be paid when we receive due proof of the Insured's death. Such proof must be submitted to us at our Home Office. Appropriate forms will be made available to the Beneficiary upon request. Any of our salespeople will assist in completing these forms without charge.
Death Benefit - The death benefit is subject to policy provisions which may have an effect on the policy benefit payable, for example, policy loans and Misstatements.

Death Benefit Option - The death benefit will be determined at any time under either Option I or Option II below, whichever you have chosen and is in effect at that time.

Option I. The death benefit is the greater of (1) the current face amount, or
(2) the death benefit factor for the Insured's Attained Age multiplied by the Policy Gross Value as of the date of death of the Insured.

Option II. The death benefit is the greater of (1) the current face amount plus the Policy Gross Value, or (2) the death benefit factor for the Insured's Attained Age multiplied by the Policy Gross Value as of the date of death of the Insured.

Under either Option I or Option II, the duration of your insurance coverage depends upon the Net Cash Surrender Value.

                              DEATH BENEFIT FACTORS

Insureds          Death             InsuredsDeath
Attained          Benefit           AttainedBenefit
Age                        Factor           Age               Factor

40 and under               250              70                1.15
41                         2.43             71                1.13
42                         2.36             72                1.11
43                         2.29             73                1.09
44                         2.22             74                1.07

45                         2.15             75                1.05
46                         2.09             76                1.05
47                         2.03             77                1.05
48                         1.97             78                1.05
49                         1.91             79                1.05

50                         1.85             80                1.05
51                         1.78             81                1.05
52                         1.71             82                1.05
53                         1.64             83                1.05
54                         1.57             84                1.05

55                         1.50             85                1.05
56                         1.46             86                1.05
57                         1.42             87                1.05
58                         1.38             88                1.05
59                         1.34             89                1.05

60                         1.30             90                1.05
61                         1.28             91                1.04
62                         1.26             92                1.03
63                         1.24             93                1.02
64                         1.22             94                1.01

65                         1.20
66                         1.19
67                         1.18
68                         1.17
69                         1.16

Amount Payable - The amount payable at death is the death benefit, as defined above, less any policy loan, and less any overdue monthly deduction if the Insured died in the grace period.

                             CHANGE OF DEATH BENEFIT

Change of Death Benefit Option - At any time after the first policy year while this policy is in force, you may change the Death Benefit Option by written request to us at our Administrative Office, subject to the following conditions:

         1. Change from Option I to Option II

                  (a) If evidence of insurability satisfactory to us is received, then the face amount will remain the some and there will not be a surrender charge.

                  (b) If evidence of insurability satisfactory to us is not presented, then we will decrease the face amount by; the amount of the Policy Gross Value on the date of the change less any pro rata surrender charge. The pro rata surrender charge will be determined as described on page 11. The face amount cannot be reduced to on amount below $25,000.

                  (c) New policy data will be issued and the monthly mortality rates will be based on the new face amount.

         2. Change from Option II to Option I

                  (a) The face amount will be increased by the amount of the Policy Gross Value on the date of change.

                  (b) No evidence of insurability is required.

                  (c) New policy data will be issued, and the monthly mortality rates will be based on the new face amount.
Change of Face Amount At any time after the first policy year while this policy is in force, you may increase or decrease the face amount by written request to us at our Administrative Office, subject to the following conditions:

         1. We must receive evidence of insurability satisfactory to us if there is to be an increase in the face amount.

         2. The change in face amount requested cannot be for less than $25,000.

         3. The new face amount cannot be less than $25.000.

         4. The monthly mortality rates will be determined by the new face amount.

         5. If you request a decrease in face amount during the first 15 policy years, we will deduct from your Policy Gross Value a pro rata surrender charge described on page 11.

         6. We will issue new policy data to reflect the new face amount.

Any change in the death benefit option or face amount will be effective on the monthly date which coincides with or next follows the date we approve the request.

We reserve the right to decline to make any change which we determine would cause this policy to foil to qualify as life insurance under applicable tax law as interpreted by us.

You may ask for a change by completing on application for change, which you can get from any of our salespeople or by writing to us. A copy of your application for change will be attached to the new policy that we will issue when the change is made. The application for change will become a port of this policy. We may require you to return the policy to our Administrative Office to make a policy change.

                                    PREMIUMS

Premiums - Subject to the Premium Limitation provision and the following conditions, we will accept any amount submitted to us as a premium while this policy is in force:

1. The minimum initial premium shown on page 2 is payable on the policy date. Subsequent premiums may be paid at our Administrative Office or to a salesperson or cashier authorized by us. We will issue a receipt upon request.

2. There will be a First Year Billed Premium, as shown in the policy data. During the first year, you will be billed for this amount or the Planned Periodic Premium as shown in the policy data, whichever is greater.

3. Premiums can be paid at any time, but only if the amount of each premium is at least $50.

Premium Limitation - We reserve the right to refund premium(s) paid during each policy year when:

         (a) the total premium paid during the current policy year exceeds the overage premium for all previous years, and

         (b) exceeds the greater of $20 per thousand of face amount and 3 times the Monthly Deductions for the previous year.

We also reserve the right to refund unscheduled premiums which in total exceed $25,000 in any 12 month period.

Except for a policy issued as part of a tax-.free exchange of insurance policies, we will refund any premium that would otherwise cause the death benefit to be treated differently from the death benefit of a fixed premium life insurance policy under both the United States Internal Revenue Code of 1954, as amended ("Code") in effect when this policy was issued and the Code in effect when such premium was received. If this policy was issued as part of a tax--free exchange of insurance policies, under certain conditions the death benefit may be includable in gross income for determining Federal income tax.

Grace Period for Paying Premiums - Between premium payments, this poi icy is automatically continued at the some face amount and with any additional benefits provided by rider, except when the Net Cash Surrender Value is less than the monthly deduction due. Whenever this happens, we will notify you that the Grace Period of 61 days has begun. We will tell you the premium which must be paid to continue this policy in force. This amount will not exceed three times the Monthly Deduction currently due. If this premium is not received within the grace period this policy will lapse without value. We will withdraw any amount of your Policy Gross Value which is remaining and apply it toward the deductions owed to us, including any applicable surrender charge and any policy loan.

Reinstatement of Lapsed Policy If this policy lapses, it may be reinstated unless it has been surrendered for its Net Cash Surrender Value. The reinstatement will be subject to the following conditions:

1. The request for reinstatement must be made in writing within three years after the date of lapse and before the Maturity Date;

2. The Insured must present evidence of insurability satisfactory to us;

3. A premium must be paid sufficient to keep the policy in force for 4 months after the date this policy is reinstated and to repay Monthly Deductions due when the policy lapsed which were not paid when we applied the Policy Gross Value to the amount you owed at the time of lapse.

4. Upon reinstatement, no further surrender charges are applied against the policy, and previous policy loans will not be reinstated.

The effective date of the reinstated policy will be the monthly date which coincides with or next follows the date we approve your reinstatement application.

                               POLICY GROSS VALUE

Allocation of Premium Payments Any Net Premiums received prior to the Allocation Date of the policy will receive the investment experience of the Money Market Division of our Separate Account as of the later of the Investment Effective Date and the date the premium was received. On the Allocation Date, your Policy Gross Value will be allocated to one or mare investment Divisions of our Separate Account according to the premium allocation percentages you chose on your application.

Any premium payments mode thereafter will have the applicable charges deducted (see policy data) and the Net Premium placed in the chosen investment Divisions as of the date we receive the premium payment at the Administrative Office and before any Monthly Deductions due on that date are made.

Monthly Deduction - At the beginning of each policy month, we make a deduction from your Policy Gross Value. The deduction for any policy month is the sum of the following, as determined at the beginning of that month:

1. The Monthly Expense Deduction as shown in the table of Deductions and Charges on page 2A.

2. The Monthly Deduction for any benefits provided by riders attached to this policy, as determined in accordance with such riders.

3. The Monthly Mortality Deduction for the Insured.

The Monthly Mortality Deduction is our current monthly mortality rate times .001 times the Net Amount at Risk at the beginning of the policy month. For this purpose, your Policy Gross Value is determined before the Monthly Mortality Deduction but after all other transactions on that date. The monthly mortality rate is based on the sex, Attained Age and class of risk of the Insured and the face amount of this policy.

The monthly mortality rates will never be mare than those shown in the Table of Guaranteed Maximum Monthly Mortality Rates shown on page 2C.

Investment Divisions - In the application for this policy, you specified how premiums and deductions are to be allocated among the investment Divisions. Premium allocations and deduction allocations may be chosen independently of each other. Allocations may be changed by written notice from you. A change will be effective on the date we receive the request at our Administrative Office.

Al location percentages must be zero or a whole number not greater than 100. The sum of the premium allocation percentages and of the deduction allocation percentages must each equal 100.

If we cannot make a deduction on the basis of the deduction allocation percentages then in effect, we will make that deduction based on the proportion that your values in the investment Divisions of our Separate Account bear to your total Policy Gross Value.

The policy provides for allocation of your Net Premiums to the investment Divisions of our Separate Account. These presently are: Common Stock, Money Market, Aggressive Stock and Balanced Divisions.

Transfer Among Investment Divisions - You may transfer amounts from any investment Divisions to one or mare other investment Divisions up to four times per policy year without charge, subject to the following conditions:

         1. All transfer requests must be made in writing to us and will be effective on the date of receipt at our Administrative Office.

         2. The minimum transfer request must be for an amount which is equal to the lesser of $500, or the total amount in that particular investment Division on the date of transfer; and

         3. Additional transfer requests in excess of the four per policy year will result in an administrative charge of $25 each. You may tell us how much of the charge to allocate to your values in each of the investment Divisions. If not specified, we will allocate the charge using your most recent deduction allocation percentages.

         4. A request for transfers involving mare than one Division at one time will be counted as one transfer.

Policy Gross Value is equal to the sum of the amounts you have in the investment Divisions of our Separate Account under this policy and any loaned amounts in the loan portion of our General Account under this policy.

Amounts allocated, transferred or added to an investment Division of our Separate Account are used to purchase units of that Division; units are redeemed when amounts are deducted, transferred or withdrawn from that investment Division. These transactions are called "policy transactions".

The number of units a policy has in an investment Division at any time is equal to the number of units purchased minus the number of units redeemed in that Division up to that time. The number of units purchased or redeemed in a policy transaction is equal to the dollar amount of the policy transaction divided by the Division's unit value calculated at the close of business on the date of the policy transaction.

Unit values for the investment Division will be determined at the close of trading on each "business day". Generally, a "business day" is any day in which our Administrative Office is open and the New York Stock Exchange is open for trading. Unit values will also be calculated on any day where there is enough trading in the assets of the corresponding portfolio of the investment company to materially affect the return of the portfolio.

The unit value of an investment Division of our Separate Account on any business day is equal to the unit value for that Division on the immediately preceding business day multiplied by the net investment factor for that Division on that business day.

The net investment factor for an investment Division of our Separate Account on any business day is (a) divided by (b), minus the sum of (c) and (d), where:

         (a) is the net asset value of the shares that belong to the investment Division at the close of business on that business day before any policy transactions are made on that day, plus the per share amount of any dividend or capital gain distribution paid to the Division on that day;

         (b) is the value of the assets in that investment Division at the close of business on the immediately preceding business day after all pot icy transactions were mode for that day;

         (c) is a daily asset charge for each calendar day (for example, a Monday calculation would include charges for Saturday, Sunday and Monday). The daily charge is .0000220057 multiplied by the value of assets in the investment Division as defined in (a) above. This corresponds to 8/10 of 1% on an annual basis. This charge is for mortality and expense risks assumed by us under the policy; and

         (d) is any daily asset charge for taxes or amounts set aside for taxes.

                              CASH SURRENDER VALUE

Full Surrender - You may surrender this policy for its Net Cash Surrender Value. The Net Cash Surrender Value on the date of request is the Policy Gross Value, less any surrender charge and any existing policy loan.

Surrender Charges - A surrender charge will be levied against policies which are fully surrendered or lapse within the first 15 policy years. The surrender charge will be subtracted from the investment Divisions using the deduction allocation percentages which you chose and are then in effect.

A description of surrender charges for full surrender and lapse is in the policy data.

If you request a decrease in face amount or change from Death Benefit Option I to Option II without evidence of insurability in the first fifteen policy years, a pro rata share of the applicable surrender charge will be deducted from the policy gross value. Such deduction will be made according to your most recent deduction allocation percentages.

The amount of the pro rata surrender charge will be determined by the following formula:

            A   x   C
         ------
            B

where A - Represents the decrease in the face amount to which a surrender charge will be applied. The amount of the decrease is the difference between the face amount immediately before the reduction and the new face amount. However, this amount will be reduced by (1) the sum of all requested and approved prior increases in the face amount, less (2) the sum of all requested and approved prior reductions in the face amount minus the portion of such prior reductions on which a pro rata surrender charge was previously made.

where B - Is the initial face amount that was in effect on the date of issue.

where C - Is the applicable surrender charge immediately before the reduction.


Partial Withdrawal - After the first policy year, you may withdraw a portion of the Net Cash Surrender Value upon written request, subject to our approval and to the minimum withdrawal amount of $500. A partial withdrawal charge equal to $25, or 2% of the amount withdrawn, if less, will be deducted from the investment Divisions in addition to the partial withdrawal itself. Additionally, if the Death Benefit Option then in effect is Option I, we will decrease your face amount by the partial withdrawal and the partial withdrawal charge.

The request for the partial withdrawal must be in writing and you may request specific Division(s) from which the partial withdrawal and the charge will be deducted. If no instructions are given, the amounts will be subtracted according to your most recent deduction allocation percentages in effect.

Such withdrawal and resulting reduction in the death benefit, Cash Surrender Value and Policy Gross Value will take effect on the date we receive it at our Administrative Office. We will send you new policy data that reflects the changes. It will become a part of this policy. We may require you to return the policy to our Administrative Office to make a change.

We reserve the right to decline a request for a partial Net Cash Surrender Value withdrawal if the face amount would be reduced below the minimum amount for which we would then issue this policy under our rules.

Policy Loans - We will make a policy loan on this policy upon your written request.

The maximum loan amount will be the Net Cash Surrender Value minus any loan interest in advance to the end of the policy year which has not been paid in cash by you.

The initial policy loan and each additional policy loan must be for at least $500. If you request a loan, the amount of any existing loan will be added the additional amount you have requested and the original loan will be cancelled. Thus you will have only one loan outstanding at any time.

You may request in writing the specific Division(s) from which the policy loan amount will be deducted or, if unspecified, the policy loan amount will be allocated according to your most recent deduction allocation percentages in effect.

The policy loan must be secured by satisfactory assignment of the policy. The policy loan constitutes a first lien on the policy in our favor. Any amount that secures a policy loan remains part of your Policy Gross Value but is transferred to a separate loan portion of our General Account, where it will earn interest at a rate declared by us. This rate is guaranteed to be at least 3%. Each month, this interest is removed from the General Account and put back into the investment Divisions of our Separate Account, according to your most recent premium allocation percentages.

Loan Interest - Interest on the policy loan accrues doily at on adjustable loan interest rote and is due, in advance, on each pot icy anniversary. We will determine the rate at the beginning of each policy year, subject to the following paragraphs. It will apply to any new or outstanding policy loan under the policy during the policy year next following the date of such determination. Interest not paid when due will be added to your outstanding policy loan and transferred from the investment Divisions to the General Account on the basis of the deduction allocation percentages then in effect. If we cannot make the allocation on the basis of these percentages, we will make it based on the proportion that your values in the investment Divisions of our Separate Account bear to the total unloaned amount of your Policy Gross Value. The unpaid interest will then be treated as part of the loaned amount and will bear interest at the loan rate.

The maximum loan interest rote for a policy year shall be the greater of: (1) the "Published Monthly Average," as designated below, for the calendar month that ends two months before the date of determination; or (2) 5 1/2%. "Published Monthly Average" means the Monthly Average Corporates yield shown in Moody's Corporate Bond Yield Averages published by Moody's Investors Service, Inc., or any successor thereto. If such averages are no longer published, we will use such other averages as may be established by regulation by the insurance supervisory official of the jurisdiction in which the policy is delivered. In no event will the loan interest rate for a policy year be greater than the maximum rate permitted by applicable law. We reserve the right to establish a rate lower than the maximum.

No change in the rate shall be less than 1/2 of 15 a year. We may increase the rate whenever the maximum rote as determined by clause (1) of the preceding paragraph increases by 1/2 of 1 or mare. We will reduce the rate to or below the maximum rote as determined by clause (1) of the preceding paragraph if such maximum is tower than the rote being charged by 1/2 of 1% or mare.

We will notify you of the initial loan interest rote when you make a loan request. We will also give you advance written notice of any increase in the interest rate of any outstanding policy loan.

Loan Repayment - Any part of a policy loan may be repaid at any time during the lifetime of the Insured and before the Maturity Date.

All funds received wilt be credited to this policy as a premium payment unless clearly marked for a loan repayment. On the date received, policy loan repayments will be transferred from the loan portion of our General Account to our Separate Account according to your premium allocation percentages then in effect.

Our Separate Account - The Separate Account is our Separate Account VL which was established and is currently being maintained under the lows of the State of California. Our Separate Account is an investment company registered with the Securities and Exchange Commission under the Investment Company Act of 194g. Realized and unrealized gains and losses from the assets of our Separate Account are credited or charged against it without regard to our other incomes gains, or losses. Assets are put into our Separate Account to support this pal icy and other variable life insurance policies. Assets may be put into our Separate Account for other purposes, but not to support contracts or policies other than variable contracts.

The assets of our Separate Account are our property. The portion of its assets equal to the reserves and other policy liabilities with respect to our Separate Account will not be chargeable with liabilities arising out of any other business we conduct. We may transfer assets of on investment Division in excess of the reserves and other liabilities with respect to that Division to another investment Division or to our General Account.

Our Separate Account consists of "investment Divisions," Each Division may invest its assets in a separate class of shares of a designated investment company or companies. The investment Divisions of our Separate Account that you chose for your initial allocations are shown on the application for this policy, a copy of which is at the bock of this policy. We may from time to time make other investment Divisions available to you. We will provide you with written notice of all material details including investment objectives and all charges.

We hove the right to change or odd designated investment companies. We have the right to add or remove investment Divisions. We hove the right to withdraw assets of a class of policies to which this policy belongs from an investment Division and put them in another investment Division. We also have the right to combine any two or mare investment Divisions. The term "investment Division" in this policy shall then refer to any other investment Division in which the assets of a class of policies to which this policy belongs were placed.

We have the right to:

1. Register or deregister the Separate Account under the Investment Company Act of 1940;

2. Run the Separate Account under the direction of a committee, and discharge such committee at any time;

3. Restrict or eliminate any voting rights of policy owners, or other persons who have voting rights as to the Separate Account; and

4. Operate the Separate Account or one or mare of the investment Divisions by making direct investments or in any other form. If we do so, we may invest the assets of the Separate Account or one or mare of the investment Divisions in any legal investments. We will rely upon our own or outside counsel for advice in this regard. Also, unless otherwise required by law or regulation, an investment adviser or any investment policy may not be changed without our consent.

If any of these changes result in a material change in the underlying investments of an investment Division of our Separate Account, we will notify you of such change. If you have value in that investment Division, if you wish, we will transfer it at your written direction from that Division (without charge) to another Division of our Separate Account and you may then change your premium and deduction allocation percentages.

                                  ANNUAL REPORT

At the end of each policy year, we will send you a report for this policy that shows the current death benefit, the amount of your Policy Gross Value, the Cash Surrender Value, the amount of any outstanding policy loan and information about the current loan interest rote. The report will also show the premiums paid and policy transactions involving your Policy Gross Value that occurred during the year. The report will also contain any other information that is required by the insurance supervisory official of the jurisdiction in which this policy is delivered.

                               GENERAL PROVISIONS

Your Contract with Us - This policy is issued in consideration of payment of the initial premium payment shown in the policy data.

This policy, and the attached copy of the initial application and all subsequent applications to change the policy, and all additional policy data added to this policy, makes up the entire contract. The rights conferred by this policy are in addition to those provided by applicable Federal and State laws and regulations.

Who is Authorized to Make Changes in the Policy - Only our President or a Vice President together with our Secretary or on Assistant Secretary have the authority to make any change in this policy and then only in writing.

Policy Changes - Applicable Tax and Federal Securities Laws - For you and the Beneficiary to receive the tax treatment accorded to life insurance under Federal low, this policy must qualify initially and continue to qualify as life insurance under the Code or successor law. Therefare, to assure this qualification for you we have reserved earlier in this policy the right to decline to accept premium payments and to decline to change the death benefit, if that would cause the policy to foil to qualify as life insurance under applicable tax low as interpreted by us. We reserve the right to make changes in this policy or its riders (for example, in the factors on Page 5A) or to make distributions from the policy to the extent we deem it necessary to continue to qualify this policy as life insurance. We also reserve the right to make changes in this policy or its riders to comply with requirements of the Federal securities lows. Any such changes will apply uniformly to all policies that are affected. You will be given advance written notice of such changes.

Changes in Policy Cost Factors - Changes in policy cost factors (Monthly Mortal ity and Expense Deductions) will be by class and will be based upon changes in future expectations for such elements as mortality, persistency, expenses and taxes. Any change in policy cost factors will be determined in accordance with procedures and standards on file, if required, with the insurance supervisory official of the jurisdiction in which this policy is delivered.

Incontestability of the Policy - We have the right to contest the validity of this policy based on material misstatements made in the initial application for this policy. We also have the right to contest the validity of any policy change based on material misstatements made in any application for that change. However, we will not contest the validity of this policy after it has been in effect during the lifetime of the Insured for two years from the Issue Date shown in the policy data. We will not contest any pot icy change that requires evidence of insurability, or any reinstatement of this policy, after the change or reinstatement has been in effect for two years during the Insured's lifetime.

No statement shall be used to contest a claim unless contained in an application.

All statements mode in an application are representations and not warranties.

See any additional benefit riders for modifications of this provision that apply to them.

Misstatements -- If the Insured's age or sex has been misstated on any application, the death benefit shall be that which would have been purchased along with any benefits provided by rider at the correct age or sex by the most recent Monthly Mortality Deduction, and the Monthly Deduction for any benefits provided by riders.

Termination of Insurance - This policy will terminate on the earliest of:

         1. The date of receipt of your written request to terminate; 2. The date of lapse; or 3. The Maturity Date.

Amount Payable in the Event of Suicide - If the Insured commits suicide, while sane or insane, within two years after the date of issue shown in the policy data, our liability will be limited to the payment of a single sum. This sum will be equal to the premiums paid, minus any policy loan and loan interest and minus any partial withdrawal of the Net Cash Surrender Value, If the Insured commits suicide (while sane or insane) within two years after the effective date of a change that you asked for that increases the death benefit, then our liability as to the increase in amount will, be limited to the payment of a single sum equal to the Monthly Mortality Deductions mode for such increase.

Deferment -- We may not be able to obtain the value of the assets of the investment Divisions of our Separate Account if: (1) the New York Stock Exchange is closed; (2) the Securities and Exchange Commission requires trading to be restricted or declares an emergency; or (3) the Securities and Exchange Commission by order permits us to defer payments for the protection of our pot icy owners. During such times, as to amounts allocated to the investment Divisions of our Separate Account, we may defer:

1. Determination and payment of Net Cash Surrender Value withdrawals; 2. Determination and payment of any death benefit in excess of the face amount.
3. Payment of policy loans;
4. Determination of the unit values of the investment Divisions of our Separate Account; 5. Any requested transfer; and 6. Use of insurance benefits under the settlement options.

Investment Policy - The investment policy of our Separate Account wi I I not be changed without the approval of the Insurance Commissioner of the state of residence of the Insured. Such approval process has been filed as required with the Supervisory Official as the state in which this policy is delivered.

Right to Exchange At any time, while this policy is in force during the first 24 months after the Issue Date, you may exchange this policy for a Flexible Premium Adjustable Life Insurance policy or such comparable policy available at the time of exchange, without evidence of insurability, subject to the following rules:

1. Any overdue monthly deductions must be paid as of the date of the exchange.
2. Any outstanding policy loan must be repaid as of the date of the exchange.
3. At least one plan of Flexible Premium Adjustable Life Insurance will be available for this exchange. If mare than one plan is mode available, you may choose which plan you want as of the date of the exchange. 4. The new policy will bear the same Age of Insured, Policy Date and Issue Date as shown in the policy data of this policy.
5. The new policy will be of the same class of risk as this policy.
6. Any riders attached to this policy that are also available on the new plan of insurance selected will be included in the new policy. The monthly deduction for additional benefits provided by such riders will be based on the rates applicable to the new plan of insurance.
7. The new policy will hove the some Death Benefit Option that is in effect on this policy at the date of exchange. The new policy will provide either a death benefit or Net Amount at Risk which is at least as large as on this policy at the date of exchange.
8. The exchange will be subject to on adjustment to reflect variances in contractual charges against premium payments between the variable life policy and the new policy. 9. Once this right of exchange is exercised, at I contractual provisions will be according to the Flexible Premium Adjustable Life Insurance plan selected. These include, but are not limited to, surrender charges, current and guaranteed monthly deductions, charges against premium payments and method of calculation of Policy Gross Values.

Policy Illustrations Upon request we will give you on illustration of the future benefits under this policy based upon both guaranteed and current cost factors. However, if you ask us to do this mare than once in any policy year, we reserve the right to charge you a fee for this service.

No Dividends are Payable - This is non-participating insurance and does not participate in our profits or surplus. -We do not distribute post surplus or recover past losses by a change in the Monthly Deductions. Any change in the Monthly Deductions will be prospective and will be subject to our expectations as to future cost factors. Such cost factors include mortality, expenses, taxes, and persistency.

                              SETTLEMENT PROVISIONS

All benefits payable by us under the provisions of this policy will be paid when due in a lump sum unless a settlement option is selected. Prior to the Insured's death, you may elect on option for payment of death benefits upon the death of the Insured. After the Insured's death the beneficiary may select an option, subject to any settlement agreements in effect at the time of the Insured's death. These options are also available to you for payment of surrender or maturity benefits. Upon satisfactory written request, we will pay the benefit when due in accordance with one of these options. Payments under the following options will not be affected by the investment experience of any investment Division of our Separate Account after benefits are applied under such options.


Option A: Installments for a Guaranteed Period We will pay the benefit and accumulated interest in equal installments for a guaranteed period of from one to thirty years, as requested. The installments may be paid monthly, quarterly, semi-annually or annually. See Table A on page 19.

Option B: Installments for Life with Guaranteed Period We will pay the benefit in equal monthly installments as long as the person who is to receive the payment (the payee) is living, but in no event for a lesser period than the guaranteed period selected. The guaranteed period may be either 10 years or 28 years. See Table B on page 19.

Option C: Benefit Deposited with Interest - We will hold the benefit on deposit with interest earned at the annual interest rate being paid as of the date of death, surrender or maturity. In no event will we pay less than 2 1/2 annual interest. Earned interest may be paid annually, semi--annually, quarterly or monthly as selected. The benefit and earned interest may be withdrawn in whole or in part at any time.

Option D: Installments of a Selected Amount - We guarantee to pay installments of a selected amount until all of the benefit and accumulated interest hove been fully paid.

Option E: Annuity - We will apply the benefit as a single premium to buy an annuity payable to one or two payees for life with or without a guaranteed period, as selected. The annuity payment will not be less than what our current annuity contracts are then paying.

Any other method of settlement may be arranged subject to our agreement. The payee must be an individual receiving payment in his or her own right. The amount applied under any option must be at least $1,000 and must provide payments of at least $10 to each payee.

The first installment under an option will be payable on the date of death, maturity or surrender, whichever is applicable. Any unpaid balance held under Options A or D will accumulate interest at the rate being paid at the time of settlement, but in no event will we pay less than 3% annual interest. Any benefit held by us will be combined with our general assets.

If the payee does not live to receive all guaranteed payments under Options A, B, D or E or any amount on deposit under Option C, plus any accumulated interest, we will pay the remaining benefit as scheduled to the payee's estate. The payee may name and change a successor payee for any amount we would otherwise pay the payee's estate.

                                     TABLE A
               Installments for Each $1,000 Payable under Option A

Multiply the Monthly Installment by 11.83895 for Annual by 5.96322 for Semi-Annual or by 2.99263 for Quarterly
Installments
 Guaranteed Period         Monthly       Guaranteed Period        Monthly       Guaranteed Period        Monthly
       (Yrs.)            Installment           (Yrs.)           Installment           (Yrs.)           Installment
         1                 $84.47                11                $8.86                21                $5.32
         2                  42.86                12                8.24                 22                5.15
         3                  28.99                13                7.71                 23                4.99
         4                  22.06                14                7.26                 24                4.84
         5                  17.91                15                6.87                 25                4.71
         6                  15.14                16                6.53                 26                4.59
         7                  13.16                17                6.23                 27                4.48
         8                  11.68                18                5.96                 28                4.37
         9                  10.53                19                5.73                 29                4.27
         10                 9.61                 20                5.51                 30                4.18




                                     TABLE B
           Monthly Installment for Each $1,000 Payable under Option B

                                   MALE PAYEE

Guaranteed Period Guaranteed Period    Guaranteed Period     Guaranteed Period   Guaranteed Period

  Age      10yrs    20yrs    Age     10yrs    20yrs    Age     10yrs    20yrs    Age     10yrs    20yrs    Age     10yrs    20yrs
   11      $2.90    $2.89     26     $3.20    $3.19     41     $3.77    $3.71     56     $4.92    $4.59     71     $7.27    $5.42
   12      2.91     2.91      27     3.22     3.21      42     3.82     3.76      57     5.03     4.66      72     7.48     5.45
   13      2.93     2.92      28     3.25     3.24      43     3.88     3.81      58     5.15     4.73      73     7.68     5.46
   14      2.94     2.94      29     3.28     3.27      44     3.94     3.86      59     5.27     4.80      74     7.88     5.48
   15      2.96     2.96      30     3.31     3.30      45     4.00     3.91      60     5.40     4.87      75     8.08     5.49
   16      2.98     2.97      31     3.34     3.33      46     4.07     3.97      61     5.53     4.94      76     8.27     5350
   17      3.00     2.99      32     3.38     3.36      47     4.14     4.02      62     5.68     5.00      77     8.46     5.50
   18      3.01     3.01      33     3.41     3.39      48     4.21     4.08      63     5.83     5.07      78     8.63     5.51
   19      3.03     3.03      34     3.45     3.43      49     4.28     4.14      64     5.98     5.13      79     8.79     5.51
   20      3.05     3.05      35     3.49     3.46      50     4.36     4.20      65     6.15     5.18      80     8.94     5.51
   21      3.08     3.07      36     3.53     3.50      51     4.44     4.26      66     6.32     5.24      81     9.07     5.51
   22      3.10     3.09      37     3.57     3.54      52     4.53     4.32      67     6.50     5.28      82     9.18     5.51
   23      3.12     3.11      38     3.62     3.58      53     4.62     4.39      68     6.68     5.33      83     9.28     5.51
   24      3.14     3.14      39     3.67     3.62      54     4.71     4.46      69     6.88     5.36      84     9.36     5.51
   25      3.17     3.16      40     3.72     3.67      55     4.81     4.52      70     7.07     5.40      85     9.42     5.51

                                  FEMALE PAYEE
Guaranteed Period Guaranteed Period    Guaranteed Period     Guaranteed Period   Guaranteed Period

  Age      10yrs    20yrs    Age     10yrs    20yrs    Age     10yrs    20yrs    Age    10yrs     20yrs    Age    10yrs    20yrs
   11      2.83     2.83      26     3.08     3.07      41     3.54     3.52     56      4.51     4.35     71     6.79      5.36
   12      2.84     2.84      27     3.10     3.10      42     3.59     3.56     57      4.61     4.42     72     6.94      5.40
   13      2.86     2.85      28     3.12     3.12      43     3.63     3.60     58      4.71     4.50     73     7.16      4.43
   14      2.87     2.87      29     3.15     3.14      44     3.68     3.65     59      4.82     4.57     74     7.38      5.45
   15      2.88     2.88      30     3.17     3.17      45     3.73     3.69     60      4.94     4.65     75     7.60      5.47
   16      2.90     2.90      31     3.20     3.19      46     3.78     3.74     61      5.06     4.72     76     7.82      5.48
   17      2.91     2.91      32     3.23     3.22      47     3.84     3.79     62      5.19     4.80     77     8.04      5.49
   18      2.93     2.93      33     3.26     3.25      48     3.90     3.85     63      5.33     4.88     78     8.25      5.50
   19      2.95     2.94      34     3.29     3.28      49     3.96     3.90     64      5.47     4.95     79     8.45      5.51
   20      2.96     2.96      35     3.32     3.31      50     4.03     3.96     65      5.63     5.02     80     8.64      5.51
   21      2.98     2.98      36     3.35     3.34      51     4.10     4.02     66      5.79     5.09     81     8.82      5.51
   22      3.00     2.99      37     3.39     3.37      52     4.17     4.08     67      5.96     5.15     82     8.97      5.51
   23      3.02     3.01      38     3.42     3.41      53     4.25     4.14     68      6.14     5.21     83     9.11      5.51
   24      3.04     3.03      39     3.46     3.44      54     4.33     4.21     69      6.33     5.27     84     9.23      5.51
   25      3.06     3.05      40     3.50     3.48      55     4.44     4.28     70      6.53     5.32     85     9.32      5.51


Ages younger than 11 are the same as shown for age 11, and ages older than 85 are the same as shown for age 85.

                    Flexible Premium Variable Life Insurance
                        Flexible Premiums Payable During
                            Life of Insured to Age 95

                        Death Benefit Payable at Death of
                             Insured Prior to Age 95
                       Net Cash Surrender Value Payable at
                                Insured's Age 95

                     Non-Participating - No Annual Dividends